Exhibit 4.10

DESCRIPTION OF CAPITAL STOCK

A brief summary of some of the provisions of our Fourth Restated Certificate of Incorporation, Amended and Restated By-Laws and relevant sections of the Delaware General Corporation Law (“DGCL”) is set forth below. The description is qualified in its entirety by reference to our Fourth Restated Certificate of Incorporation and our Amended and Restated By-Laws that are filed as exhibits or incorporated by reference to the Form 10-K of which this Exhibit is a part. The following description of our capital stock and provisions of our Fourth Restated Certificate of Incorporation and our Amended and Restated By-Laws is only a summary of such provisions and instruments, does not purport to be complete. As used in this Summary, the terms “CIT Group Inc.,” “CIT,” the “Company,” “we,” “our,” “us” and other similar references refer only to CIT Group Inc. and not to any of its subsidiaries.

Authorized Capital Stock

Our authorized capital stock consists of 700,000,000 shares, including: (i) 600,000,000 shares of our common stock, $0.01 par value per share, and (ii) 100,000,000 shares of preferred stock, $0.01 par value per share. The number of authorized shares of capital stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of a majority of stockholders entitled to vote voting together as a single class.

Common Stock

The following is a brief summary of some of the terms of the Common Stock. For a more complete description of the terms of the common stock, see the Fourth Restated Certificate of Incorporation and the Restated By-Laws of CIT Group Inc.

Dividends

Subject to preferences that may be applicable to any outstanding shares of preferred stock that our Board of Directors may create, from time to time, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Liquidation Rights

Upon the liquidation, dissolution or winding-up of our Company, the holders of our common stock are entitled to receive their ratable share of the net assets of our Company available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock.

Preemptive, Redemption, and Conversion Rights	The holders of our common stock do not have any preemptive rights. There are no subscription, redemption, conversion or sinking fund provisions with respect to our common stock.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of our common stock are not entitled to cumulative voting in the election of directors; consequently, the holders of a majority of the shares of common stock outstanding have the power to elect all of the directors then standing for election. Except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by the stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of preferred stock. Notwithstanding the foregoing, approval of the following three matters requires the vote of holders of two-thirds of our outstanding capital stock entitled to vote in the election of directors: (i) amending, repealing or adopting of By-Laws by the stockholders; (ii) removing directors (which is permitted for cause only); and (iii) amending, repealing or adopting any provision that is inconsistent with certain provisions of our Certificate of Incorporation.

Certain Anti-Takeover Provisions

Certain provisions of our Fourth Restated Certificate of Incorporation and Delaware law applicable to our business may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for our common stock.

For example, our Fourth Restated Certificate of Incorporation prohibits stockholders from taking action by written consent. Also, to the extent that our stockholders seek to amend our Amended and Restated By-Laws, our Fourth Restated Certificate of Incorporation requires the affirmative vote of not less than two- thirds of the outstanding shares entitled to vote on the matter.

Section 203 of the Delaware General Corporation Law

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (“DGCL”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who together with affiliates and associates (i) owns 15% or more of a corporation’s voting stock or (ii) is an affiliate or associate of a corporation and was owner of 15% or more of the corporation’s voting stock within three years prior to the determination of interested stockholder status. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, (a) shares owned by persons who are directors and officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original Certificate of Incorporation or an express provision in its Certificate of Incorporation or Amended and Restated By-Laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. An amendment to the Certificate of Incorporation or By-Laws of a corporation in order to “opt out” of Section 203 will not be effective until 12 months after adoption of such amendment. The “opt out” of Section 203 will not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to the adoption of such amendment. A by-law amendment adopted in order to “opt out” of Section 203 may not be further amended by the board of directors. We have not elected to “opt out” of Section 203.

Listing	The common stock is listed on the New York Stock Exchange under the symbol “CIT.”

Stockholders Agreement

Concurrent with our entry into the Agreement and Plan of Merger in 2014 to acquire OneWest Bank, N.A., we entered into a Stockholders Agreement with holders of OneWest common stock (the “OneWest Holders”), who collectively own over 90% of OneWest’s common interests. Pursuant to the Stockholders Agreement, the OneWest Holders agreed not to, directly or indirectly, without the Company’s written consent, (i) form a “group” with other OneWest Holders with respect to any of our voting securities, (ii) otherwise act with other OneWest Holders to seek to control or influence our Board of Directors or management or policies, (iii) publicly disclose any intention or plan prohibited by or inconsistent with (i) and (ii), (iv) transfer any shares of our common stock received in the merger for 90 days following the closing of the merger, subject to certain exceptions, (v) transfer more than half of each OneWest Holder’s shares of our common stock received in the merger for 180 days following the closing of the merger, subject to certain exceptions, or (vi) transfer any shares of our common stock received in the merger to a person or group who, to the knowledge of such OneWest Holder, would beneficially own 5% or more of the outstanding common stock following such transfer, subject to certain exceptions. The restrictions on each OneWest Holder remain in effect until such OneWest Holder owns 20% or less of the shares of our common stock received by such OneWest Holder in the merger.

Pursuant to the Stockholders Agreement, within 90 days following the closing of the merger, we were required to file one or more registration statements with the SEC covering the public resale of common stock beneficially owned by the OneWest Holders (the “registrable securities”). Following such 90th day after the closing of the merger, the OneWest Holders holding a majority of the then outstanding registrable securities may request that we effect an underwritten offering of the registrable securities (a “takedown request”). We will not be obligated to effect more than one takedown request. If we are no longer eligible to use an automatic shelf registration statement as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”) following such 90th day after the closing of the merger, the OneWest Holders holding a majority of the then outstanding registrable securities may request that we file a registration statement and effect an underwritten offering of the registrable securities (a “demand registration”). We will not be obligated to effect more than one demand registration. In addition, following such 90th day after the closing of the merger, the OneWest Holders will have certain “piggyback” registration rights, pursuant to which they will be entitled to register the resale of its registrable securities alongside any offering of our common stock or other equity interests that we may undertake. The amount of securities we may offer may be subject to “cutback” in certain such registered offerings. These registration rights may be transferred by the OneWest Holders to any person or group to which transfer is permitted under the Stockholders Agreement. We will be responsible for the expenses associated with any sale under the agreement by the OneWest Holders, except for their legal fees and underwriting discounts, selling commissions and transfer taxes applicable to such sale. We agreed to indemnify the OneWest Holders in connection with certain Securities Act and Securities Exchange Act of 1934 (the “Exchange Act”) liabilities. The Stockholders Agreement will terminate at such time as no registrable securities remain outstanding.

Series B Preferred Stock

The following is a brief summary of material terms of the Series B Preferred Stock. For a more complete description of the terms of the Series B Preferred Stock, see the Certificate of Designation of 5.625% Non-Cumulative Perpetual Preferred Stock, Series B of CIT Group Inc. that is filed as an exhibit or incorporated by reference to the Form 10-K of which this Exhibit is a part.

Securities

8,000,000 shares of our 5.625% Non-Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $25 per share (“Series B Preferred Stock”). We reserve the right to re-open this series of preferred stock and issue additional shares of the Series B Preferred Stock either through public or private sales at any time and from time to time. The additional shares would form a single series with the Series B Preferred Stock.

Ranking

Shares of the Series B Preferred Stock will rank, with respect to the payment of dividends and distributions upon our liquidation, dissolution or winding-up, respectively:

•senior to our common stock and to any class or series of our capital stock we may issue in the future that is not expressly stated to be on parity with or senior to the Series B Preferred Stock with respect to such dividends and distributions;

•on parity with any class or series of our capital stock we have issued and may issue in the future that is expressly stated to be on parity with our Series B Preferred Stock with respect to such dividends and distributions, including our currently outstanding Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock Series A, par value $0.01 per share, liquidation amount of $1,000 per share (“Series A Preferred Stock”); and

•junior to any class or series of our capital stock we may issue in the future that is expressly stated to be senior to the Series B Preferred Stock with respect to such dividends and distributions, if the issuance is approved by the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock.

Dividends

We will pay dividends on the Series B Preferred Stock only when, as, and if declared by our board of directors or a duly authorized committee of our board and to the extent that we have lawfully available funds to pay dividends quarterly in arrears on the 15th day of March, June, September, and December of each year (each, a dividend payment date). If any dividend payment date is not a business day, then the related payment of dividends will be made on the next succeeding business day, and no additional dividends will accrue on such payment. Dividends on the Series B Preferred Stock will accrue at a rate of 5.625% per annum. Payment of dividends on the Series B Preferred Stock is subject to certain legal, regulatory and other restrictions as described elsewhere in this summary.

If our board of directors or a duly authorized committee of the board fails to declare a full dividend on the Series B Preferred Stock before the dividend payment date for any dividend period, the undeclared dividend shall not be cumulative and shall not accrue or be payable for such dividend period, and we will have no obligation to pay the undeclared dividend for such dividend period, whether or not dividends on the Series B Preferred Stock are declared for any future dividend period or any other class or series of our capital stock.

So long as any Series B Preferred Stock remains outstanding, unless full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Series B Preferred Stock, we may not, subject to certain important exceptions:

•declare, pay or set aside for payment any dividend or distribution on any shares of capital stock ranking junior to the Series B Preferred Stock as to dividend or liquidation rights;

•repurchase, redeem or otherwise acquire for consideration, directly or indirectly, any shares of capital stock ranking junior to the Series B Preferred Stock as to dividend or liquidation rights; or

•repurchase, redeem or otherwise acquire for consideration, directly or indirectly, any shares of capital stock ranking on parity with the Series B Preferred Stock, including the Series A Preferred Stock, as to dividend or liquidation rights.

Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, upon the shares of the Series B Preferred Stock and any shares of capital stock ranking on a parity with the Series B Preferred Stock as to dividend rights (“dividend parity stock”), including the Series A Preferred Stock, dividends may be declared and paid upon shares of the Series B Preferred Stock and the dividend parity stock pro rata in proportion to the respective amounts of undeclared and unpaid dividends on the Series B Preferred Stock and all parity stock payable on such dividend payment date.

Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) may be declared and paid on our common stock, and any other class or series of capital stock that ranks junior to the Series B Preferred Stock as to dividend and liquidation rights, from time to time out of any assets legally available for such payment, and the holders of the Series B Preferred Stock or dividend parity stock shall not be entitled to participate in any such dividend.

Redemption

The Series B Preferred Stock does not have a stated maturity date and will be perpetual unless redeemed at our option. CIT is not required to redeem the Series B Preferred Stock. Holders of Series B Preferred Stock have no right to require CIT to redeem their shares of Series B Preferred Stock. On or after December 15, 2024, the Series B Preferred Stock may be redeemed at our option on any dividend payment date in whole or in part, from time to time at a redemption price equal to $25 per share, plus the per share amount of any declared and unpaid dividends, without regard to any undeclared dividends. The Series B Preferred Stock may also be redeemed at our option in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event,” in this prospectus supplement at a redemption price equal to $25 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends. The holders of the Series B Preferred Stock will not have the right to require us to redeem or repurchase their shares of Series B Preferred Stock.

Any redemption of the Series B Preferred Stock is subject to prior approval of the Federal Reserve.

Liquidation Rights

Upon CIT’s voluntary or involuntary liquidation, dissolution or winding-up, holders of the Series B Preferred Stock are entitled to receive out of our assets that are available for distribution to shareholders, before any distribution is made to holders of common stock or other capital stock ranking junior to the Series B Preferred Stock as to liquidation rights, a liquidation distribution in the amount of $25 per share, plus any declared and unpaid dividends, to the date of the liquidation distribution, without regard to any undeclared dividends. Distributions will be made only to the extent of CIT’s assets that are available after satisfaction of all liabilities and obligations to creditors and subject to the rights of holders of any shares of capital stock ranking senior to the Series B Preferred Stock as to liquidation rights and pro rata as to any other shares of our capital stock ranking on a parity with the Series B Preferred Stock as to such distributions, including the Series A Preferred Stock. After payment of the full amount of the liquidation distribution, holders of the Series B Preferred Stock shall not be entitled to any further participation in any distribution of CIT’s assets.

In any such distribution, if CIT’s assets are not sufficient to pay the liquidation preference in full to all holders of Series B Preferred Stock and all holders of any shares of our capital stock ranking as to any such liquidation distribution on parity with the Series B Preferred Stock, the amounts paid to the holders of Series B Preferred Stock and to such other shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders.

Preemptive and Conversion Rights	Holders of the Series B Preferred Stock do not have any preemptive or conversion rights.
Voting Rights

Holders of the Series B Preferred Stock will have no voting rights except with respect to certain changes in the terms of the Series B Preferred Stock and the issuance of capital stock ranking senior to the Series B Preferred Stock, in the case of certain dividend nonpayments, certain other fundamental corporate events and as otherwise expressly required by applicable law.

Listing	The Series B Preferred Stock is listed on the New York Stock Exchange under the symbol “CITPRB.”